Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Clear Channel Outdoor Holdings, Inc. for the registration of shares of common stock, preferred stock, depositary shares, warrants to purchase equity securities, subscription rights to purchase equity securities, share purchase contracts and share purchase units and to the incorporation by reference therein of our reports dated March 5, 2019, with respect to the consolidated financial statements of Clear Channel Outdoor Holdings, Inc., and the effectiveness of internal control over financial reporting of Clear Channel Outdoor Holdings, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, TX

July 2, 2019